Exhibit 5

August 30, 2002

LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28226

Ladies and Gentlemen:

     You have requested our opinion in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of 600,000 shares (the “Shares”) of Common Stock of LendingTree, Inc., a Delaware corporation (the “Company”), by the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the “Commission”) in connection with the LendingTree, Inc. Employee Stock Purchase Plan (the “Plan”). We understand that 108,115 of the Shares have previously been issued in private placement transactions (the “Outstanding Shares”) and that the remaining 491,885 Shares are reserved for future issuance under the Plan (the “Reserved Shares”).

     We have made such investigations of law and examined originals or copies of such documents, corporate records, certificates and other instruments that we have deemed necessary or appropriate for purposes of giving the opinions herein expressed.

     Based upon the foregoing, we are of the opinion that:

1.	The Shares have been duly and validly authorized.

2.	The Outstanding Shares are legally issued, fully paid and non-assessable.

3.	When issued and sold in accordance with the Plan, the Reserved Shares will be legally issued, fully paid and non-assessable.

     We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are included in the class of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Kennedy Covington Lobdell & Hickman, L.L.P.

KENNEDY COVINGTON LOBDELL & HICKMAN, L.L.P.